Filed Pursuant to Rule 424(B)(3)
Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 15 DATED AUGUST 8, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 14 dated July 25, 2012. Unless otherwise defined in this Supplement No. 15, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Sidney Towne Center; and

•	information regarding our current leverage ratio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of August 2, 2012, we had raised aggregate gross offering proceeds of approximately $62.2 million from the sale of approximately 6.4 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisition

On August 2, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 118,360 rentable square feet located on approximately 8.6 acres of land in Sidney, Ohio (“Sidney Towne Center”), a city located 38 miles north of Dayton, Ohio, for approximately $4.3 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded the purchase price with proceeds of approximately $2.3 from this offering and approximately $2.0 million provided by the CBRE Global Investors. Sidney Towne Center was originally constructed in 1981.

Sidney Towne Center is approximately 98.5% leased to six tenants. The largest tenant at Sidney Towne Center is Kroger, which occupies approximately 75.6% of the rentable square feet at Sidney Towne Center. The current aggregate annual effective rent for the tenants of Sidney Towne Center is approximately $460,000 and the current weighted-average remaining lease term for the tenants is approximately 7.0 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $3.92 per square foot.

Based on the current condition of Sidney Towne Center, we do not believe that it will be necessary to make significant renovations to Sidney Towne Center. Our management believes that Sidney Towne Center is adequately insured.

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ended August 2, 2012, including Sidney Towne Center, is approximately 8.2%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property on a straight-line basis, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Use of Leverage

As of August 2, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total purchase price of real estate assets, at cost, was approximately 44.2%.

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